UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 4

            Under the Securities Exchange Act of 1934


                 INFRASTRUCTURE MATERIALS CORP.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            828103101
                  ____________________________
                         (CUSIP Number)


                         TODD MONTGOMERY
                   1003, 2010 Ulster Rd. N.W.
                    Calgary, Alberta T2N 4C2
                      Phone: (775) 741-5280
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street, Suite 800
                       Buffalo, NY  14210
                          716-845-6000


                          June 2, 2011
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 4

CUSIP NO. 828103101

1.      Name of Reporting Person
        SS or IRS Identification No. of above person (optional)

         TODD MONTGOMERY

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY



4.     SOURCE OF FUNDS:  PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                     ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CANADIAN


NUMBER OF SHARES            7.  SOLE VOTING POWER
BENEFICIALLY OWNED              17,044,830
BY EACH REPORTING
PERSON WITH                 8.  SHARED VOTING POWER
                                -0-

                            9.  SOLE DISPOSITIVE POWER
                                17,044,830

                            10. SHARED DISPOSITIVE POWER
                                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,044,830

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.37%

14.  TYPE OF REPORTING PERSON*

       IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

          The ownership of shares of common stock of Infrastructure Materials Corp. (the "Issuer") was previously reported by Todd Montgomery (the "Reporting Person") in a
Schedule 13D, filed with the Securities and Exchange Commission on July 18, 2008 (the "Schedule 13D"), as amended by a Schedule 13D Amendment No. 1 ("Amendment No. 1") filed on May 19, 2010, as amended by a Schedule 13D Amendment No. 2 ("Amendment No. 2") filed on June 25, 2010, and as amended by a Schedule 13D Amendment No. 3 ("Amendment No. 3") filed on February 10, 2011. As a result of the acquisition of 2,608,696 shares of Series A Preferred Stock of the Issuer on June 2, 2011, the Reporting Person, directly or indirectly, owns a total of 17,044,830 shares of equity capital in the Issuer, each such share carrying one vote per share ("Shares").

          The Cover Page for the Reporting Person whose ownership of Shares has changed since the filing of Schedule 13D is hereby amended as shown in this Amendment No. 4. Items 3 and 5 are hereby amended as shown in this Amendment No. 4. All other Items remain unchanged from the Original Schedule 13D filing.


   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Person are personal funds. The Reporting Person purchased 2,608,696 shares of Series
A Preferred Stock of the Issuer at $0.115 per share ($300,000 total) on June 2, 2011.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports indirect ownership of a total of 17,044,830 shares of equity capital of the Issuer, representing 23.37% of the outstanding voting shares of the Issuer. The percentage assumes that the number of voting shares of the Issuer outstanding as of June 2, 2011 is 72,935,486. That number includes 70,326,790 shares of common stock and 2,608,696 shares of Series A Preferred Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 17,044,830 Shares.

(c) Purchases of Shares by the Reporting Person during the past ninety days are as follows:


                                 Number of
                                 Shares of     Price/Share (in
                                 Series A      Dollars
Purchase In The                  Preferred     Commissions not
    Name Of         Date         Stock         included)

Mont Strategies   06/02/2011     2,608,696     US$0.115
Inc.*



     *    Controlled by the Reporting Person.

(d) Not applicable

(e) Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is a major Shareholder, Officer and
     Director of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 7th day of June, 2011.



s/Todd Montgomery
  Todd Montgomery